News

FOR IMMEDIATE RELEASE
Bank of Montreal to Redeem Class B Preferred Shares Series 6
TORONTO, September 19, 2008 — Bank of Montreal today announced that on November 25, 2008, it will redeem all of its Non-Cumulative Class B Preferred Shares Series 6. The redemption price, as provided for in the terms of the issue, is $25.00 per share.
Separately from the redemption price, the final quarterly dividend of $0.296875 per share for the Series 6 shares will be paid in the usual manner on November 25, 2008 to shareholders of record on October 31, 2008.
Formal notice will be issued to shareholders in accordance with the share conditions. The redemption of the Series 6 shares is part of the Bank’s ongoing management of its Tier 1 capital.
Contacts:
Media Relations
Ralph Marranca, Toronto, ralph.marranca@bmo.com, 416-867-3996
Ronald Monet, Montreal, ronald.monet@bmo.com, 514-877-1101
Investor Relations
Steven Bonin, Director, steven.bonin@bmo.com, 416-867-5452
Krista White, Senior Manager, krista.white@bmo.com, 416-867-7019
Internet:  www.bmo.com